EXHIBIT 99.2

Item 7 Information

The securities being reported upon by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Renewables Inc., a wholly-owned subsidiary of Morgan Stanley, and by Morgan Stanley Wind LLC, a wholly-owned subsidiary of Morgan Stanley Renewables Inc.

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